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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               CORDIS CORPORATION
                           (Name of Subject Company)

                               JOHNSON & JOHNSON
                             JNJ ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    21852510
                     (CUSIP Number of Class of Securities)
                            ------------------------

                             JOSEPH S. ORBAN, ESQ.
                               JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (908) 524-2488
          (Name, Address and Telephone Number of Persons authorized to
            Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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                $1,757,241,400                                  $351,448.28
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

* Based on the offer to purchase all outstanding shares of Common Stock of the Subject Company together with the associated rights at $100 cash per share, the number of shares of Common Stock reported as outstanding in the Annual Report on Form 10-K of the Subject Company for the year ended June 30, 1995 (16,393,672), and the number of shares of Common Stock under option reported in such Form 10-K of the Subject Company (1,178,742).

**  1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

           Amount Previously Paid:    N/A           Filing Party:   N/A
           Form or Registration No.:  N/A           Date Filed:     N/A

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                              Page 1 of 103 Pages
                      Exhibit Index is located on Page 5.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Cordis Corporation, a Florida corporation (the "Company"), and the address of its principal executive offices is 14201 N.W. 60th Avenue, Miami Lakes, Florida 33014.

     (b) The class of securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of the Company, including any associated rights (the "Rights") issued pursuant to the Rights Agreement of the Company (the Common Stock and Rights are referred to collectively herein as the "Shares"). The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit 1 is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of JNJ Acquisition Corp., a New Jersey corporation (the "Purchaser"), and Johnson & Johnson, a New Jersey corporation ("J&J"), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule 1 of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser or J&J or, to the best of the Purchaser's and J&J's knowledge, any of the directors or executive officers of the Purchaser or J&J has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

                              Page 2 of 103 Pages
                            Exhibit Index on Page 5

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under Section 15 of the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated October 19, 1995.

        (2) Letter of Transmittal with respect to the Shares and Rights.

        (3) Letter, dated October 19, 1995, from J.P. Morgan Securities Inc. to brokers, dealers, banks, trust companies and nominees.

        (4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

        (5) Notice of Guaranteed Delivery.

        (6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Press Release, dated October 19, 1995.

        (8) Form of summary advertisement, dated October 20, 1995.

     (b) None.

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.

     (g) Complaint in Johnson & Johnson and JNJ Acquisition Corp. v. Cordis Corporation, filed in the United States District Court for the Southern District of Florida on October 19, 1995.

                              Page 3 of 103 Pages
                            Exhibit Index on Page 5

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1995

                                          JOHNSON & JOHNSON

                                          By: /s/  JAMES T. LENEHAN
                                            ------------------------------------
                                            Name: James T. Lenehan
                                            Title: Member, Executive Committee

                                          JNJ ACQUISITION CORP.

                                          By: /s/  JOSEPH S. ORBAN
                                            ------------------------------------
                                            Name: Joseph S. Orban
                                            Title: President

                              Page 4 of 103 Pages
                            Exhibit Index on Page 5

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
  EXHIBIT                                                                               NUMBERED
  NUMBER                                    EXHIBIT                                       PAGE
 ---------  ------------------------------------------------------------------------  ------------
 (a)  (1)   Offer to Purchase, dated October 19, 1995. .............................
      (2)   Letter of Transmittal with respect to the Shares and Rights. ...........
      (3)   Letter, dated October 19, 1995, from J.P. Morgan Securities Inc. to brokers, dealers, banks, trust companies and nominees. ...............
      (4)   Letter to be sent by brokers, dealers, banks, trust companies and nominees to
              their clients. .......................................................
      (5)   Notice of Guaranteed Delivery. .........................................
      (6)   IRS Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9. .................................................
      (7)   Press Release, dated October 19, 1995. .................................
      (8)   Form of summary advertisement, dated October 20, 1995. .................
 (b)        None. ..................................................................
 (c)        None. ..................................................................
 (d)        None. ..................................................................
 (e)        Not Applicable. ........................................................
 (f)        None. ..................................................................
 (g)        Complaint in Johnson & Johnson and JNJ Acquisition Corp. v. Cordis
              Corporation filed in the United States District Court for the Southern
              District of Florida on October 19, 1995. .............................

                              Page 5 of 103 Pages
                            Exhibit Index on Page 5